Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Mining Limited (the “Company”)

1330 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Item 2.	Date of Material Change

April 20, 2020.

Item 3.	News Release

The Company’s news release dated April 20, 2020 was disseminated via CNW Group and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4.	Summary of the Material Change

The Company announced the appointment of Robert Henderson as President and CEO, effective April 21, 2020. Jeffrey Mason, Interim President & CEO and Board Chair has stepped down from both roles and has resigned from the Board of Directors. Jeffrey Mason will continue to provide consulting services to the Company to assist with the transition of the executive duties to Mr. Henderson. The Company also announced the appointment of David Garofalo as Director and Board Chair, Joseph Gallucci and Alan Hair to the Company’s board of directors. The Company also announced that Bob Archer will remain on the Board until the upcoming AGM on June 24, 2020 but will not stand for re-election at the AGM.

Item 5.	Full Description of the Material Change
Item 5.1	Full Description of the Material Change

New President and Chief Executive Officer

Mr. Robert Henderson has been appointed as President and CEO, effective April 21, 2020. Mr. Henderson is a professional engineer and seasoned mining executive with 35 years of experience in operations, capital projects, and mining finance.  Most recently, Mr. Henderson was President and CEO of Amerigo Resources Ltd., a copper producer with assets in Chile.  Prior to Amerigo, Mr. Henderson was SVP Technical Services with Kinross Gold Corporation.

Board Chair and Interim President and CEO Jeffrey Mason has stepped down from both roles and has resigned from the Board of Directors; however, he will continue to provide consulting services to the Company to ensure a smooth transition of the executive duties to Robert Henderson.  Jeffrey Mason has served for the last six years as a Director on, or advisor to, the Board and has been Chair since July 2019.

New Board Chair

Great Panther's Nominating and Corporate Governance Committee has recommended, and its Board has approved, the appointment of David Garofalo as incoming Board Chair, effective immediately.  David Garofalo was most recently President and CEO of Goldcorp Inc., until its sale to Newmont Corporation in April 2019, creating one of the world's largest gold mining companies.

New Board Directors

In addition to David Garofalo, Joseph Gallucci and Alan Hair will join the Board effective immediately.  Joseph Gallucci and Alan Hair are both experienced mining professionals with strong track records of creating shareholder value in the mining industry.

Robert (Bob) A. Archer

Bob Archer will remain on the Board until the upcoming AGM on June 24, 2020 but will not stand for re-election at the AGM and will, instead, continue to serve the Company in an advisory capacity.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51 – 102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Jim Zadra

Chief Financial Officer

Telephone: 604-608-1766

Item 9.	Date of Report

April 22, 2020